                            KINROSS GOLD CORPORATION
                            52ND FLOOR, SCOTIA PLAZA
                                40 KING ST. WEST
                                TORONTO, ONTARIO
                                     M5H 3Y2

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES


         The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual general meeting of shareholders (the "Meeting") of Kinross Gold Corporation (the "Corporation") to be held in the Ballroom at the Royal York Hotel, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Thursday, June 12, 2003 or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but the proxies may also be solicited personally by directors, officers or regular employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The total cost of the solicitation will be borne by the Corporation.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified on such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting or any adjournment thereof. Such rights may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

         A SHAREHOLDER WHO HAS GIVEN A PROXY MAY REVOKE IT BY AN INSTRUMENT IN WRITING, INCLUDING ANOTHER COMPLETED FORM OF PROXY, EXECUTED BY HIM OR HIS ATTORNEY AUTHORIZED IN WRITING, DEPOSITED AT THE REGISTERED OFFICE OF THE CORPORATION, OR AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1 UP TO 4:30 P.M. (TORONTO
TIME) ON THE BUSINESS DAY PRECEDING THE DATE OF THE MEETING, OR ANY ADJOURNMENT THEREOF, AND WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF OR IN ANY OTHER MANNER PERMITTED BY LAW.


                          VOTING OF SHARES REPRESENTED
                              BY MANAGEMENT PROXIES

         The person named in the enclosed form of proxy will vote the common shares of the Corporation (the "Common Shares") in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions therein. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED ON EACH OF THE MATTERS REFERRED TO HEREIN.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                                VOTING OF SHARES

         A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by Kinross through its transfer agent, Computershare Trust Company of Canada. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

         A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instruction appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to Kinross and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy card will be valid.

         For beneficial shareholders, neither Kinross nor its transfer agent maintain any records or account information about such shareholders. A beneficial shareholder's shares are held in the name of his or her bank or broker. Only such beneficial shareholder's bank or broker has the authority to vote the shares held in his or her name and, for the purposes of the Meeting, will only vote such beneficial shareholder's shares after receiving his or her specific instructions. There are securities law rules (Canadian, U.S. and other foreign governments) and national stock exchange rules (the Toronto Stock Exchange and New York Stock Exchange) governing the granting of a proxy on a beneficial shareholder's behalf and those rules differ for Canadian and foreign holders. Canadian and foreign banks and brokers (with the exception of those in the U.S.) do NOT have the authority to vote on behalf of a beneficial shareholder without receiving his or her specific instructions. In some cases, although NOT in this case, U.S. brokers have the authority to vote on behalf of a beneficial shareholder. Every vote cast on behalf of a beneficial shareholder, either by proxy or ballot at the Meeting, will require specific instructions from the beneficial shareholder.

         In addition, many banks and brokers use a service agency to mail proxy material and tabulate the responses from beneficial shareholders. The largest of these service providers in Canada is ADP Investor Communications and in the U.S. is ADP Investor Communication Services (collectively, "ADP"). Because ADP mails and tabulates hundreds of millions of proxies on behalf of its clients, the banks and brokers, for thousands of annual and special meetings throughout the year, ADP standardizes the proxy card and reproduces the text on its own form called a Voter Instruction Form ("VIF"). A VIF is NOT a proxy card and CANNOT be used by a beneficial shareholder to vote at the Meeting. The VIF is intended only to relay a beneficial shareholder's specific voting instructions to his or her bank or broker so they may execute a proxy on his or her behalf.

       A beneficial shareholder who plans to attend the Meeting and vote his or her Common Shares as a beneficial shareholder MUST contact his or her bank or broker and obtain a legal proxy. This proxy is evidence of the beneficial shareholder's ownership through a bank or broker and MUST be attached to the shareholder's ballot cast at the Meeting. Only a legal proxy may be voted by a beneficial shareholder at the Meeting. Obtaining a legal proxy will invalidate any proxy or VIF previously executed by a beneficial shareholder, and therefore, beneficial shareholders are urged not to request a legal proxy unless they are planning to attend the Meeting and cast a ballot.


                         VOTING SECURITIES AND PRINCIPAL
                                 HOLDERS THEREOF

       As at the date hereof, the Corporation had 314,696,852 Common Shares issued and outstanding, each carrying one vote. Each holder of a Common Share of record at the close of business on April 23, 2003, the record date established for notice of the meeting, will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

       To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation are as follows:

                                                               NUMBER OF              PERCENTAGE OF OUTSTANDING
NAME                                                         COMMON SHARES                   COMMON SHARES
----                                                         -------------                   -------------
Fidelity Management & Research Company and its affiliates      36,740,743                        11.67

Newmont Mining Corporation and its affiliates                  43,238,427                        13.7

                                 DOLLAR FIGURES

         Unless expressly stated to the contrary, all "$" figures contained in this Circular refer to United States dollars.

                              ELECTION OF DIRECTORS

         At the Meeting ten directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE SHARES BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

         The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

====================== =================== ================= =============== ================== ========================
NAME AND  PLACE OF     PRINCIPAL           DIRECTOR SINCE        COMMON           CURRENT        MEETINGS ATTENDED (3)
RESIDENCE              OCCUPATION                             SHARES OWNED,    COMMITTEES (3)   ----------- ------------
                                                              CONTROLLED OR                     BOARD       COMMITTEES
                                                               DIRECTED (1)                     (TOTAL 11)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
                                                                                                            A -  7 of 7
John A. Brough         President,          January 19, 1994      1,166            A, C, N       11 of 11    C -  3 of 3
Vero Beach, Florida    Torwest Inc.
                       (real estate
                       development
                       company)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Robert M. Buchan (2)   President and       May 31, 1993         136,936            None         11 of 11
Toronto, Ontario       Chief Executive
                       Officer of the
                       Corporation
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Scott A. Caldwell (3)  Executive Vice      March 3, 2003         46,516            None
Toronto, Ontario       President and
                       Chief Operating
                       Officer
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Arthur H. Ditto        Retired Mining      May 31, 1993         178,131            None         10 of 11
Toronto, Ontario       Executive
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
                                                                                                            CG - 2 of 2
John A. Keyes          Retired Mining      March 3, 2003         11,666              E          10 of 11    E - 3 of 3
The Woodlands, Texas   Executive
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

David Harquail (3)     President and       January 31, 2003       NIL                E
Denver, Colorado       Managing
                       Director, Newmont
                       Capital Limited
                       (merchant bank)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
                                                                                                            A - 6 of 7
John M.H. Huxley       Principal,          May 31, 1993          41,603           A, C, N       10 of 11    C - 3 of 3
Toronto, Ontario       Algonquin
                       Management Inc.
                       (management
                       company)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

George A. Michals(3)   President,          January 31, 2003      27,083            A, CG
Orangeville, Ontario   Baymont Capital
                       Resources Inc.
                       (investment
                       holding company)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
Cameron A. Mingay      Partner, Cassels    January 12, 2001      1,666             CG, E        11 of 11    A - 7 of 7
Toronto, Ontario       Brock & Blackwell                                                                    CG - 2 of 2
                       LLP (law firm)                                                                       E - 3 of 3
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

John E. Oliver (4)     Executive           March 7, 1995         7,360           C, CG, N       11 of 11    C - 3 of 3
San Francisco,         Managing Director                                                                    CG - 2 of 2
California             and Co-Head                                                                          E - 3 of 3
                       Scotia Capital
                       U.S., Bank  of
                       Nova Scotia
                       (financial
                       institution)
====================== =================== ================= =============== ================== =========== ============

(1) Information respecting holdings of Common Shares has been provided by individual directors.
(2) Mr. Buchan also holds 384,613 convertible preferred shares of the Corporation which are convertible into 1,058,390 Common Shares.
(3) Committees: A-Audit, C-Compensation, CG-Corporate Governance, E-Environmental, N-Nominating (the Nominating Committee was formed in November, 2002 and did not meet during fiscal 2002.)
         (a) Messrs. Harquail and Michals were appointed to the board on January 31, 2003 following the business combination of the Corporation, Echo Bay Mines Ltd. and TVX Gold Inc.
         (b)      Mr. Caldwell was appointed to the board on March 3, 2003.
(4)      Mr. Oliver was appointed as Independent Chairman on August 1, 2002.

      Each of the directors has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. David Harquail, Cameron A. Mingay, John A. Keyes. Prior to May 15, 2002, Mr. Harquail was Senior Vice President of Newmont Mining Corporation of Canada Limited (formerly Franco-Nevada Mining

Corporation Limited). Mr. Mingay, prior to June 1999, was a Partner with Smith Lyons LLP and Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice President of Battle Mountain Gold Company.

      Below is a biography of each of the individuals nominated to serve as a director of the Corporation at the Meeting:

         JOHN A. BROUGH

         Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998. Prior to 1998, Mr Brough held the position of Executive Vice-President and Chief Financial Officer of iStar Internet Inc. Prior to 1997, Mr. Brough was Senior Vice President and Chief Financial Officer of Markborough Properties Limited. He holds a Bachelor of Arts degree and is a Chartered Accountant.

         ROBERT M. BUCHAN

         Mr. Buchan has been Chief Executive Officer of the Corporation since May 1993. Prior to that he was Vice Chairman of Dundee Bancorp Inc. Mr. Buchan is a director of Pacific Rim Mining Corporation and also sits on the Board of the Art Gallery of Ontario. He has a degree in Mining Engineering and a Masters in Mineral Economics.

         SCOTT A. CALDWELL

         Mr. Caldwell has been Executive Vice President and Chief Operating Officer of the Corporation since June 2002. Prior to that Mr. Caldwell was Senior Vice President of Mine Operations of the Corporation from 2001 to 2002 and he was and Senior Vice President of Surface Operations of the Corporation from 1998 to 2001. Prior to joining the Corporation, he was Vice President of Operations for Echo Bay Mines Ltd. from 1996 to 1998. Mr. Caldwell has a Bachelor of Science (Mining) degree.

         ARTHUR H. DITTO

         Mr. Ditto previously held the position of the Vice Chairman of the Corporation from April 2002 to January 2003. Prior to that, from 1993 to 2002, he was Chief Operating Officer of the Corporation and from 1996 to 2002, he was the President of the Corporation. Mr. Ditto is currently retired and sits on the Board of Montana Tech Foundation. He holds a Bachelor of Science degree, is a registered Professional Engineer and has completed the executive development program at the University of Illinois.

         DAVID HARQUAIL

         Mr. Harquail has been President and Managing Director of Newmont Capital Limited since May 2002. Mr. Harquail was previously with Franco-Nevada Mining Corporation for 15 years serving most recently as Senior Vice President responsible for the metals royalty division and corporate development. He also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited and Echo Bay Mines Ltd., as a task force advisor to the Toronto Stock Exchange and in portfolio management. He continues to serve on the board of the Prospectors and Developers Association of Canada. Mr. Harquail is a Geological Engineer (University of Toronto) and MBA (McGill University).

         JOHN M.H. HUXLEY

         Mr. Huxley has been a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree.

         JOHN A. KEYES

         Mr. Keyes most recently held the position of President and Chief Operating Officer of Battle Mountain Gold Company until 2001. Mr. Keyes has a Bachelor of Science degree (honours) and has completed an executive MBA course. He is currently retired but remains on the board of several non-profit organizations as well as serving as an advisor to The Haileybury School of Mines.

         GEORGE F. MICHALS

         Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has also served as an active member on the Boards of a number of private and public companies. From 1987 to 1990, he held the position of Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree and is a Chartered Accountant.

         CAMERON A. MINGAY

         Mr. Mingay has been a partner of Cassels, Brock & Blackwell LLP, a law firm, since 1999. Prior to 1999 he was a partner of Smith Lyons LLP. He is a director of Waverider Communications Inc. and the Canadian Parapalegic Association (Ontario). Mr. Mingay holds a Bachelor of Laws degree and is a member of the Law Society of Upper Canada.

         JOHN E. OLIVER

         Mr. Oliver has been Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice-President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice-President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Corporation in August 2002.


                             APPOINTMENT OF AUDITORS

         Deloitte & Touche LLP, independent chartered public accountants, were first appointed auditors of the Corporation on May 31, 1993.

         The Board of Directors of the Corporation proposes that Deloitte & Touche LLP be appointed as the Corporation's independent auditors for the year ended December 31, 2003, and that the Corporation's directors be authorized to fix their remuneration. A majority of the votes, voted by the shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

         For the year ended December 31, 2002, the Corporation paid Deloitte & Touche LLP total fees of Cdn.$3,250,000. These fees comprised Cdn.$2,945,000 for audit related services and Cdn.$305,000 for tax compliance and advisory services. Audit related fees include fees relating to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards.

         UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT SHARES REPRESENTED BY SUCH PROXY ARE TO BE WITHHELD FROM VOTING IN THE APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING SHAREHOLDERS, AND TO AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.


                             EXECUTIVE COMPENSATION

         The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2002 in respect of each of the individuals who were, at December 31, 2002, the Chief Executive Officer and the four senior executive officers, whose total salary exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

=============================== ================================== ============================== =====================
                                             ANNUAL                   LONG TERM COMPENSATION           ALL OTHER
                                                                                                      COMPENSATION
                                ------- ------------ ------------- ---------------- -------------
 NAME AND PRINCIPAL POSITION     YEAR     SALARY        BONUS       COMMON SHARE     RESTRICTED
                                             $            $        OPTIONS GRANTED     SHARES
                                                                          #            RIGHTS
                                                                                      GRANTED
                                                                                         #
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Robert M. Buchan                 2002     420,479       296,121         124,117           -               50,367
President and CEO                2001     387,360        64,650 (2)      66,667           -               52,534
                                 2000     403,932             -         333,333           -               79,183
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Scott A. Caldwell                2002     203,351        98,704          42,105           -               66,787 (3)
Senior Vice-President            2001     172,892        63,527          26,667           -               35,341 (3)
Mining Operations                2000     175,037        26,929          33,333         24,000            17,371
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Arthur H. Ditto (4)              2002     247,274       196,078 (5)           -           -               23,758
Vice Chairman                    2001     228,421        32,900 (5)      41,667           -               23,398
                                 2000     232,183             -         145,000           -               43,380
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
John W. Ivany                    2002     197,726        98,704          38,916           -               22,199
Exec. Vice President             2001     193,680        64,560          26,667           -               22,055
                                 2000     185,135             -          93,333           -               21,933
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Brian W. Penny                   2002     171,936        74,028          33,835           -               13,109
Vice President Finance and CFO   2001     159,592        47,904          23,333           -               30,613 (3)
                                 2000     161,573        16,830          36,667         9,333             13,775
=============================== ======= ============ ============= ================ ============= =====================

(1) Compensation, which is paid in Canadian dollars, is reported in the financial statements in United States dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 2000 - 1.4854, 2001 - 1.5489, 2002 - 1.5703.
(2)      Paid in January 2002.
(3) Included in all other compensation is the value of the Common Shares granted under the restricted share plan in 2000.
(4)      Mr. Ditto retired on January 31, 2003.
(5)      Paid in February 2003.

For the period January 1 to December 31, 2002, the five senior executives of the Corporation received salaries, bonuses and other compensation totalling $2,180,621 in respect of services rendered to the Corporation and its subsidiaries.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth stock options granted under the Corporation's Stock Option Plan during the fiscal year ended December 31, 2002 to each of the Named Executive Officers.

         In the case of Messrs. Buchan and Ditto, the options become exercisable as to 33 1/3% on each of the first, second and third anniversary of the date of grant. In the case of Messrs. Caldwell, Ivany and Penny the options become exercisable as to 50% on each of the first and second anniversary of the date of grant. The exercise price of the option is the market value (as defined in the Share Incentive Plan) of the Common Shares on the date of grant. All references to number of shares and share price reflect the consolidation of the common shares of the Corporation on a three for one basis on January 31, 2003.

                        OPTION GRANTS IN LAST FISCAL YEAR

===================== ================== =================== ================== ==================== =================
        NAME               NUMBER                %                AVERAGE         MARKET VALUE ON        DATE OF
                                                              EXERCISE PRICE        GRANT (CDN.           EXPIRY
                                                              (CDN. $/SHARE)         $/SHARE)
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Robert M. Buchan           124,117               24                8.96                8.96              12/12/07
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Scott A. Caldwell           42,105               8                 8.96                8.96              12/12/07
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Arthur H. Ditto                  -               -                 8.96                8.96              12/12/07
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
John W. Ivany               38,916               7                 8.96                8.96              12/12/07
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Brian W. Penny              33,835               6                 8.96                8.96              12/12/07
===================== ================== =================== ================== ==================== =================


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

         The following table sets forth details of exercised stock options during the fiscal year ended December 31, 2002 by each of the Named Executive
Officers and the fiscal year end value of unexercised options on an aggregate basis.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR END OPTION VALUES

======================== ============ ====================== ============================= ===========================
         NAME              COMMON        AGGREGATE VALUE        UNEXERCISED AT FISCAL         VALUE OF UNEXERCISED
                           SHARES         REALIZED ($)                 YEAR-END                     IN-THE-
                         ACQUIRED ON                          EXERCISABLE/UNEXERCISABLE     MONEY OPTIONS AT FISCAL
                          EXERCISE                                                                   YEAR-
                                                                                                 END (CDN$)(1)
                                                                                           EXERCISABLE/UNEXERCISABLE
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Robert M. Buchan              -                 -                  605,555/168,562             3,550,997/665,739
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Scott A. Caldwell             -                 -                   196,665/55,439              679,094,/213,604
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Arthur H. Ditto               -                 -                   292,222/27,778             1,618,950/195,002
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
John W. Ivany                 -                 -                   223,332/52,250             1,177,694/204,515
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Brian W. Penny                -                 -                   114,999/45,502              519,597/178,332
======================== ============ ====================== ============================= ===========================

(1) Value of unexercised-in-the-money options calculated using the closing price of Cdn.$11.61 of the Common Shares of the Corporation on the Toronto Stock Exchange (the "TSX") on December 31, 2002, less the exercise price of in-the-money stock options.

PENSION AND OTHER BENEFIT PLANS

         CANADA

         In 1997, the Corporation established a deferred profit sharing plan and a registered retirement savings plan covering all of the Canadian non-unionized employees. The deferred profit sharing plan provides for basic contributions by the Corporation (which cannot be less than 4% of the member's compensation). In addition, there is an annual profit sharing contribution based on the Corporation's financial performance. The Corporation contributed an aggregate of $62,721 to the deferred profit sharing plan on behalf of the Named Executive Officers during the year ended December 31, 2002.

         The registered retirement savings plan is available to all Canadian employees and allows for the minimum contribution of Cdn.$60 per month with the Corporation matching 100% of this amount with any additional contributions being matched by 50% up to a maximum of Cdn.$30. The Corporation contributed $2,788 to the registered retirement savings plan on behalf of each of Messrs. Buchan, Caldwell, Ivany and Penny during the year ended December 31, 2002.

         UNITED STATES

         The Corporation's subsidiary, Kinross Gold U.S.A., Inc., has various pension plans in which one executive officer is eligible to participate. The Corporation is required to make certain contributions to the pension plans on behalf of Arthur H. Ditto.

         Employees are allowed to make contributions to the 401(k) Savings Plan from salary deductions each year subject to certain limitations. The Corporation has in past years made matching contributions of 50% of each employee's contributions, but subject to a maximum contribution of 3% of the employee's annual compensation. Employees are always fully vested in their own salary deferral contributions and become fully vested (in 33 1/3% increments) in any contribution by the Corporation after three years. Participants are allowed to direct the investment of their account within a group of designated investment funds. The Corporation contributed $4,591 to the 401(k) Savings Plan on behalf of Arthur H. Ditto during the year ended December 31, 2002.

         The Corporation established a defined contribution money purchase plan (the "Money Purchase Plan") in which substantially all of the employees in the United States participate. The Money Purchase Plan is funded entirely by the Corporation. The Corporation contributes 5% of the employees' annual wages to this plan. The Corporation is required to make contributions to this plan such that no unfunded pension benefit obligations exist. Participants are allowed to direct the investment of the pension plan account balances. The Corporation contributed $7,652 to the Money Purchase Plan on behalf of Arthur H. Ditto during the year ended December 31, 2002.

EMPLOYMENT CONTRACTS

         The Corporation has entered into a severance agreement with each of the Named Executive Officers. Each of the severance agreements provides for a severance payment equal to two (in the case of Messrs. Ivany, Caldwell and Penny) or 2.5 (in the case of Messrs. Buchan and Ditto) multiplied by the sum of the Named Executive Officer's annual compensation (annual base salary and benefits) and target bonus. In the case of Messrs. Buchan and Ditto, the severance payment may be paid to the Named Executive Officer following a change of control of the Corporation, at the option of the Named Executive Officer. On January 31, 2003, Mr. Ditto retired as Vice Chairman of the Corporation and received payments in consideration of the grant of a release of his entitlement under his severance agreement. In the case of Messrs. Caldwell, Ivany and Penny, the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive, (ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Ivany, Caldwell and Penny provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

         Other than as described above, the Corporation (and its subsidiaries) have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation (and its subsidiaries), from a change of control of the Corporation (and its subsidiaries) or a change in the Named Executive Officers' responsibilities following a change of control.

DIRECTORS AND OFFICERS' INSURANCE

         The Corporation has purchased an insurance policy which covers actions against its directors and officers. The policy covers judgements and defence costs of up to $25,000,000 per lawsuit, with a maximum coverage of $25,000,000 per year and a deductible of $1,000,000 per claim. The total premium paid for this policy for the period February 1, 2003 to February 1, 2004 is $687,500.

COMPENSATION OF DIRECTORS

         For the year ended December 31, 2002 each director who is not a salaried employee of the Corporation or any of its subsidiaries was paid Cdn.$15,000 per annum for his services as a director. Directors were also paid a fee of Cdn.$1,250 for attendance at meetings of the Board of Directors of the Corporation. The remuneration provided above is paid quarterly in arrears. In addition, such directors are entitled to the reimbursement of their expenses. Additionally, members of the Audit, Compensation, Corporate Governance and Environmental Committees received a fee of Cdn.$1,250 per meeting and the Chairman of each of these committees received Cdn.$2,000 for acting in this capacity.

ACTIVITIES OF THE COMPENSATION COMMITTEE

         The Compensation Committee members are Messrs. Huxley (Chairman), Brough and Oliver, all of whom are unrelated directors, as defined in the corporate governance guidelines of the TSX (the "TSX Guidelines"). In carrying out its mandate, the Compensation Committee met three times during the year ended December 31, 2002. In addition to the activities reported below, the Compensation Committee developed a written charter for the Compensation Committee and recommended the adoption of the charter to the Board of Directors.

REPORT ON EXECUTIVE COMPENSATION

         EXECUTIVE COMPENSATION PROGRAM

         The executive compensation program of the Corporation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of the Corporation. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

         Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and restricted share rights.

         During the year ended December 31, 2002, the Compensation Committee determined that it was desirable to obtain professional advice regarding the compensation of the senior officers of the Corporation and for a review to be conducted generally in relation to compensation matters that are properly within the purview of the Committee. Mercer Human Resources Consulting LLC ("Mercer") was retained to work with the Compensation Committee on executive compensation and related governance requirements, including in particular:

         (a) conducting interviews with senior management and the Board of Directors to review the performance management process;

         (b)      executive compensation benchmarking;

         (c)      studying director compensation;

         (d)      the CEO evaluation process; and

         (e)      the appropriate quantum of transaction bonuses.

Reports were then prepared by Mercer pertaining to transaction bonuses, director compensation, corporate governance considerations and executive compensation. These reports were discussed in detail with the Compensation Committee.

         BASE SALARY

         Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation.

         For 2002, the President and Chief Executive Officer presented salary recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee's recommendations for the base salaries for the senior officers were then submitted for approval by the Board of Directors of the Corporation.

         PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION

         The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the President and Chief Executive Officer. In setting the President and Chief Executive Officer's salary for 2002, the Compensation Committee reviewed salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the President and Chief Executive Officer's impact on the achievement of the Corporation's objectives for the previous financial year. The Compensation Committee's recommendation for the base salary for the President and Chief Executive Officer was submitted for approval to the Board of Directors.

         BONUS

         The Committee set the proposed bonuses for the 2002 fiscal year of the Corporation for the Named Executives Officers based on the performance of the Chief Executive Officer and the senior executives with reference to the Mercer reports discussed above with particular emphasis on the following performance metrics:

         (a) shareholder value creation;

         (b) corporate financial performance; and

         (c) implementation of strategic goals.

         The Committee also reviewed comparator groups to determine that bonuses were in line with market expectations.

         SHARE INCENTIVE PLAN

         The Share Incentive Plan of the Corporation is designed to advance the interests of the Corporation by encouraging employees to acquire equity participation in the Corporation through the acquisition of Common Shares. The Share Incentive Plan consists of a stock option plan (the "Stock Option Plan") and a share purchase plan (the "Share Purchase Plan"). Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 6,833,332, representing approximately 2.1% of the number of Common Shares currently issued and outstanding.

         OPTIONS

         The Stock Option Plan of the Corporation is administered by the Compensation Committee and forms part of the Corporation's Share Incentive Plan. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Corporation. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Corporation.

         The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSX on the trading day preceding the day on which the option is granted. Each option is for a term of five years and have various vesting periods.

         The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 4,166,666 in the aggregate, representing 1.3% of the outstanding number of Common Shares. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

         The initial grants of options to directors, officers and employees of the Corporation and options granted by and inherited from the Corporation's predecessor companies were ratified by the full Board of Directors of the Corporation. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of the Corporation.

         SHARE PURCHASE PLAN

         Employees of the Corporation or designated affiliates are entitled to contribute up to 10% of their annual basic salary to the Share Purchase Plan. The Corporation matches the participant's contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Corporation. The purchase price per share is the weighted average trading price or the average of the high and low board lot trading prices of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. Such Common Shares are delivered to participants 12 months following their date of issue. In the event of termination of employment or death of an employee, any portion of the participant's contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Corporation's contribution shall be returned to the Corporation. In addition, any Common Shares held in safekeeping will be purchased for cancellation at an amount equal to the participant's contribution and the proceeds will be paid to the participant. The maximum number of Common Shares issuable under the Kinross Purchase Plan is currently set at 2,666,666 Common Shares in the aggregate.

         RESTRICTED SHARE RIGHTS

         The Restricted Share Plan of the Corporation is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of the Corporation through the motivation, attraction and retention of employees, directors and consultants of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares to key employees, directors and consultants of the Corporation. Restricted share rights ("Restricted Share Rights") may be granted by the Compensation Committee to employees, officers, directors and consultants of the Corporation as a discretionary payment in consideration of past services to the Corporation. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of the Corporation.

         A Restricted Share Right is exercisable into one Common Share for a certain period of time in accordance with the terms of the Restricted Share Plan. The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 333,333. The maximum number of Common Shares issuable to insiders pursuant to the Restricted Share Plan, with a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

         The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and the Corporation which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

         The foregoing report dated May 8, 2003 has been furnished by the Chairman of Compensation Committee on the Committee's behalf.

         (Signed) John E. Oliver

SHAREHOLDER RETURN PERFORMANCE GRAPH

         The following chart compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSX 300 Index and the TSX Gold and Silver Index for the period December 31, 1997 to December 31, 2002.

     COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN ON THE COMMON SHARES,
               THE TSX 300 INDEX AND THE TSX GOLD AND SILVER INDEX


                               [PERFORMANCE GRAPH]

                                           1997     1998     1999     2000     2001     2002
Kinross Gold Corporation                 100.00    72.78    57.94    17.51    25.73    83.66
S&P/TSX Composite Index                  100.00    98.42   129.63   139.23   121.73   106.59
TSX Gold and Precious Minerals Index     100.00    93.46    77.58    69.82    82.58   105.01

                              CORPORATE GOVERNANCE

         In 2001, the Board of Directors of the Corporation developed, through the Corporate Governance Committee, with input from the other committees, management and legal counsel, a corporate governance regime the ("Corporate Governance Regime") based on the recommendations of the Final Report of the Joint Committee on Corporate Governance chaired by Ms. Guylaine Saucier (the "Saucier Report") and the Toronto Stock Exchange ("TSX") Guidelines. Specifically, the Board of Directors adopted a Charter of the Board of Directors, a Charter for each of the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Committee and an Independent Board Leader Role Description. Recently, the Board of Directors adopted a revised Corporate Governance Regime which meets the applicable requirements of the United States SARBANES-OXLEY ACT. Kinross' revised Corporate Governance Regime also reflects the proposed guidelines of the TSX published in November 2002 (the "TSX Proposal"). Finally, the proposed Corporate Governance Rules adopted by the Board of Directors of the New York Stock Exchange (the "NYSE") in August 2002 (the "NYSE Proposed Rules") have been incorporated where possible.

BOARD OF DIRECTORS

         BOARD CHARTER

         The Corporation's Board of Directors' mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Compensation Committee, Nominating Committee and Environmental and Health and Safety Committee. The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors include regular meetings with management to discuss specific aspects of the operations of the Corporation and meetings of the Board of Directors are held on a regular basis without management present. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

o Appointing the Independent Chairman who will be responsible for the leadership of the Board of Directors for specific functions to ensure the independence of the Board of Directors.

o The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.

o The review and approval of corporate objectives and goals applicable to senior management of the Corporation.

o Defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time.

o Obtaining periodic reports from management on the Corporation's operations including reports on security issues surrounding the Corporation's assets (property and employees) and the relevant mechanisms that management has in place.

         Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Corporation is available upon request to the Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

         REPORT ON BOARD ACTIVITIES

         Currently, the Board of Directors of the Corporation consists of ten persons of which six are unrelated: Messrs. Brough, Harquail, Huxley, Keyes, Michals and Oliver. An "unrelated" director, under the Corporate Governance Regime, is a director who is (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of Kinross, other than interests and relationships arising solely from holdings in Kinross, (b) not currently, or has not been (and who does not have an immediate family member who is currently or has been) within the last five years, an officer, employee of or material service provider (which includes, without limitation, the Auditors of Kinross) to Kinross or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with Kinross.

         In carrying out its mandate, the Board of Directors met 11 times during the fiscal year ended December 31, 2002. At such meetings and pursuant to written resolutions, the Board of Directors reviewed and approved or ratified various corporate decisions, such as entering into the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. and the issuances of securities of the Corporation; appointed or reappointed the officers of the Corporation and the members of each of the committees of the Board of Directors; reviewed and approved the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2001, as well as the consolidated financial statements for the first, second and third quarter of the year ended December 31, 2002, reviewed with management on a quarterly basis, the mining operations and exploration activities of the Corporation, including its lost time incident rates, its number of active and inactive employees and environmental compliance; received reports from the chairman of each of the committees regarding their activities; received regular reports on the Corporation's hedging activities; and conducted an assessment of the board as a whole and of each director individually;

         The Board of Directors appointed an independent Chairman in August 2002. (See "Independent Chairman") and a Nominating Committee in November 2002 (see "Board Committees - Nominating Committee").

         The foregoing report dated this 8th day of May, 2003 has been furnished by the Independent Chairman on behalf of the Board of Directors:

         (Signed) John E. Oliver

INDEPENDENT CHAIRMAN

         POSITION DESCRIPTION

         The Chairman of the Board (also referred to as the Independent Chairman) is an outside and unrelated director who has been designated by the full Board to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other committees of the Board, the independence of the Board of Directors of the Corporation. The responsibilities of the Independent Chairman are set out in the Position Description for the Independent Chairman adopted by the Board of Directors on May 8, 2003. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent committee of the Board and include responsibilities such as chairing all meetings of directors; providing leadership to the Board to enhance the Board's effectiveness; managing the Board; acting as a liaison between the Board and management;

and representing the Corporation to certain external groups. A copy of the role description of the Independent Chairman is available upon request to Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

         REPORT ON INDEPENDENT CHAIRMAN ACTIVITIES

         Mr. John E. Oliver was appointed by the Board of Directors as Independent Chairman in August 2002. Prior to that time, Mr. Oliver had acted as Independent Board Leader since February 2002. Mr. Oliver is an outside and unrelated director. Mr. Oliver chaired all of the board meetings after his appointment as Independent Chairman and he provided guidance to the Board on various corporate governance issues which led to the adoption of the revised Corporate Governance Regime.

         (Signed) John E. Oliver

BOARD COMMITTEES

         CORPORATE GOVERNANCE COMMITTEE

         CORPORATE GOVERNANCE COMMITTEE CHARTER

         The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Corporation's approach to matters of corporate governance, including, assisting the Independent Chairman in carrying out his responsibilities; supervising the Corporation's securities compliance procedures; recommending procedures to permit the Board to meet on a regular basis without management; and dealing with succession planning issues relating to senior management.

         The Corporate Governance Committee is to be comprised of at least three directors, a majority of whom are unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Corporate Governance Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com.

         REPORT ON ACTIVITIES OF CORPORATE GOVERNANCE COMMITTEE

         The Corporate Governance Committee members are Messrs. Oliver (Chairman), Michals and Mingay, two of whom are unrelated directors. In carrying out its mandate, the Corporate Governance Committee met twice during the year ended December 31, 2002, on April 30 and August 1, 2002.

         At its April 30, 2002 meeting, the Corporate Governance Committee developed a formal assessment process for the Board, the individual members of the Board and of the Chief Executive Officer, through the adoption of evaluation forms tailored to the size of the Board and the Corporation. The Committee also discussed the proper approach to the development and adoption of a strategic planning process by the Chief Executive Officer. The Committee also discussed the appropriateness of the level of detail presented at and the length of Board meetings and the necessity for Board meetings without management. The Committee also recommended improvements to be made to the recruitment process of new Board nominees.

         At a meeting held on August 1, 2002, the Committee received a report from the Corporate Secretary on securities compliance matters in accordance with the Corporation's Securities Compliance Policy. The Committee also discussed and made recommendations on the corporate governance requirements of the NYSE as a result of Kinross' then upcoming listing on the NYSE. It was also agreed by the Committee that the related member of the Audit Committee would resign from the Audit Committee as soon as an unrelated director could be found.

         Attached as Schedule A is the Statement of Corporate Governance Practices of Kinross incorporating the guidelines of the TSX Proposal.

         The foregoing report dated this 8th day of May, 2003 has been furnished by the Chairman of the Corporate Governance Committee on the Committee's behalf.

         (Signed) John E. Oliver

         AUDIT COMMITTEE

         AUDIT COMMITTEE CHARTER

         The mandate of the Audit Committee has been formalized in a written charter. Generally the mandate of the Audit Committee is to provide assistance to the Board of Directors of the Corporation in fulfilling its financial reporting and control responsibilities to the shareholders of the Corporation and the investment community. Its primary duties and responsibilities are the oversight of the integrity of Kinross' financial statements, the Corporation's compliance with legal and regulatory requirements and the auditors' qualification and independence, as well as to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems; review and appraise the audit activities of the Corporation's independent auditors and the internal audit function; and provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee is also responsible for, among other things, the identification of significant business, political, financial and control risks and exposure and assessing the steps management has taken to minimize such risks to the Corporation.

         The Audit Committee is to be comprised of at least three directors. Each of the Committee members must be an unrelated director. In addition, a director will not be qualified to be a member of the Audit Committee if such director is an "affiliated person" (as stipulated in the SARBANES-OXLEY ACT) to the Corporation, receives any consulting, advisory, or other compensation from Kinross other than fees for serving in his or her capacity as member of the Board and as a member of Board committees. All members shall, to the satisfaction of the Board of Directors, be financially literate and at least one member shall be a financial expert. The Board has determined that Mr. Brough, the Chairman of the Audit Committee, is a financial expert and that Messrs. Huxley and Michals are financially literate. A copy of the Amended Charter of the Audit Committee is available upon request to the Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

         REPORT ON ACTIVITIES OF AUDIT COMMITTEE

         Currently the members of the Audit Committee members are Messrs. Brough (Chairman), Huxley and Michals, all of whom are unrelated directors. Mr. Mingay served as a member of the Audit Committee during the year ended December 31, 2002. Mr. Michals was appointed in May 2003. In carrying out its mandate, the Audit Committee met seven times during the year ended December 31, 2002, on February 12, April 29, June 6, July 5, July 31, November 12 and December 16, 2002. The Audit Committee reviewed, with the Vice-President, Finance and Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2001, as well as the consolidated financial statements for the first, second and third quarters of the year ended December 31, 2002. The Committee also reviewed the PRO FORMA financial statements prepared in connection with the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. and monitored the comments received from the Securities and Exchange Commission on the financial statements included in the management information circular relating to the combination. For each of the financial statements reviewed by the Audit Committee, the Audit Committee received the input and comments of the Corporation's auditors, which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation.

         The foregoing report dated this 8th day of May, 2003 has been furnished by the Chairman of the Audit Committee on the Committee's behalf.

         (Signed) John A. Brough

         COMPENSATION COMMITTEE

         COMPENSATION COMMITTEE CHARTER

         The mandate of the Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of the various committees of the Board, the Independent Chairman and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, the Independent Chairman, management and employees of other mining companies to ensure the Corporation's compensation programs are competitive so that the Corporation will be in a position to attract, motivate and retain high calibre individuals.

         The Compensation Committee is to be comprised of at least three directors, a majority of whom must be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Compensation Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com and for the report of such committee for the year ended December 31, 2002, see "Executive Compensation".

         NOMINATING COMMITTEE

         NOMINATING COMMITTEE CHARTER

         The mandate of the Nominating Committee has been formalized in a written charter. Generally, it is responsible for proposing new nominees to the full Board and for assessing directors on an on-going basis. Among the duties under its mandate, the Nominating Committee reviews the composition of the Board to ensure that an appropriate number of unrelated directors sit on the Board; analyzes the needs of the Board when vacancies arise; ensures that an appropriate selection process for new board nominees is in place; and makes recommendations to the Board for the election of nominees to the Board of Directors.

         The Nominating Committee is to be comprised of at least three directors, all of whom shall be outside directors and a majority of whom must be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Nominating Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at WWW.KINROSS.COM.

         As the Nominating Committee was appointed in November 2002, the Committee did not meet in 2002, and therefore there is no activity to be reported with regard to the Nominating Committee.

         ENVIRONMENTAL AND HEALTH AND SAFETY COMMITTEE

         ENVIRONMENTAL AND HEALTH AND SAFETY COMMITTEE CHARTER

         The mandate of the Environmental Committee was recently amended to include health and safety matters. The mandate of the Environmental and Health and Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental and Health and Safety Committee is to oversee the development and implementation of policies and best practices of the Corporation relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. This includes assisting the Vice-President, Environmental Affairs and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness and discussing with management any necessary improvements to such policy and its framework of implementation and assisting the Vice-President, Human Resources and management implementing and maintaining appropriate health and safety programs and to obtain periodic reports on such programs.

         The Environmental and Health and Safety Committee is to be comprised of at least three directors, a majority of whom must be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Environmental and Health and Safety Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com.

         REPORT ON ACTIVITIES OF THE ENVIRONMENTAL COMMITTEE

         Currently the members of the Environmental and Health and Safety Committee members are Messrs. Keyes (Chairman), Harquail and Mingay, two of whom are unrelated directors. Mr. Oliver served as a member of the Environmental Committee for the year ended December 31, 2002. In order to carry out its mandate, the Environmental Committee met three times during the year ended December 31, 2002, on April 30, August 1 and November 13, 2002.

         On April 30, 2002, the Environmental Committee considered the quarterly environmental performance report received from the Vice-President, Environmental Affairs and provided comments to him on such report.

         On August 1, 2002, the Environmental Committee considered the quarterly environmental performance report received from the Vice-President, Environmental Affairs. The Committee also received a report from the Vice-President, Treasurer on financial assurance requirements for mine closures with various regulatory authorities. The Vice-President, Human Resources provided a report on the health and safety program and reviewed the three lost injuries recorded during the quarter. The Committee requested that management evaluate the company-wide emergency response preparedness plans and crisis communications program.

         On November 13, 2002, the Environmental Committee considered the quarterly environmental performance report received from the Vice-President, Environmental Affairs. The Committee also received a status report on site environmental audits and corrective action plans; conducted a review of closure and reclamation costs; and received from the Vice-President, Human Resources a report on health and safety issues for the quarter and the status of the company-wide emergency response preparedness plans and crisis communications program.

         The foregoing report dated this 8th day of May, 2003 has been furnished by the Chairman of the Environmental Committee on the Committee's behalf.

         (Signed) John A. Keyes

                       CODE OF BUSINESS CONDUCT AND ETHICS

         A Code of Business Conduct and Ethics that will apply to the directors, officers and employees of the Corporation is in the process of being developed. Once approved, the Code of Business Conduct and Ethics will be available upon request to the Corporate Secretary and will be posted on the Corporation's website at www.Kinross.com.

SHAREHOLDER FEEDBACK

         The Corporation has a Vice-President, Corporate Affairs as well as two investor relations officers who handle inquiries from the investment community. All shareholder inquiries should be directed to the Corporate Secretary of the Corporation. Shareholder inquiries are responded to promptly by the appropriate individual within the Corporation.


           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         Since the commencement of the Corporation's last financial year, no director, senior officer or principal shareholder of the Corporation, nor any affiliate or associate thereof, has had any material interest, direct or indirect, in any transaction which has or will materially affect the Corporation.

         The Corporation is prohibited from, directly or indirectly, including through a subsidiary, extending credit in the form of a personal loan to or for any director or executive officer of the Corporation. As a consequence, no director, executive officer or senior officer of the Corporation is or, at any time since January 1, 2002, was indebted to the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

         Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS' APPROVAL

         The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.



(Signed) Robert M. Buchan               (Signed) Brian W. Penny
President and Chief                     Vice President, Finance and
Executive Officer                       Chief Financial Officer

                                   SCHEDULE A

                  COMPARISON OF CORPORATE GOVERNANCE PRACTICES

                             WITH THE TSX PROPOSALS

         In November 2002, the Toronto Stock Exchange published revised guidelines (the "TSX Proposals") with respect to the corporate governance of listed companies. The TSX Proposal contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance but does not require listed companies to comply with these guidelines. However, pursuant to the TSX Proposal, listed companies must annually disclose their approach to corporate governance.

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
(1)      The board of every listed issuer must have             Kinross' Audit Committee is composed of
         an audit committee composed of a majority of           three directors, Messrs. Brough (Chairman),
         unrelated directors. The board must adopt a            Michals and Huxley, all of whom are
         formal charter for the audit committee which           unrelated directors. The Board of Directors
         sets out its roles and responsibilities,               has adopted a charter of the Audit Committee
         specifically defined to provide appropriate            which sets out the committee's role and
         guidance to audit committee members as to              responsibilities. Kinross has published its
         their duties. The charter must be (i)                  Audit Committee Charter at www.Kinross.com.
         published in the listed issuer's annual
         report or information circular once every
         three years or following a material
         amendment to it, or (ii) be posted in an
         up-to-date format on the listed issuer's
         website.

(2)      The board of every listed issuer must at all           The Board of Directors of Kinross consist of
         times be comprised of at least two unrelated           10 directors, 6 of whom are unrelated.
         directors

(3)      The board of every listed issuer must adopt            A Code of Business Conduct and Ethics for
         a formal code of business ethics or business           its directors, officers and employees is
         conduct for the listed issuer that governs             being developed and, once approved, will be
         the behaviour of directors, officers and               published on Kinross' website at
         employees. The code must be (i) published in           www.Kinross.com. Kinross' Code of Business
         the listed issuer's annual report or                   Conduct and Ethics will be drafted to comply
         information circular once every three years            with the TSX Proposals and the
         or following a material amendment to it, or            SARBANES-OXLEY ACT and, to the greatest
         (ii) be                                                extent possible, the NYSE Proposed Rules.


TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
         in an up-to-date format on the listed
         issuer's website. The board of directors
         must monitor compliance with the code and
         must be responsible for the granting of any
         waivers from compliance with the code for
         directors and officers. Disclosure of any
         waivers granted to directors or officers
         must be made in the listed issuer's next
         quarterly report and must include the
         circumstances and rationale for granting the
         waiver.

(4)      The board of directors of every corporation            The Board of Directors has adopted the
         should explicitly assume responsibility for            Charter of the Board of Directors pursuant
         the stewardship of the corporation and adopt           to which the Board has explicitly assumed
         a formal mandate setting out the board's               the stewardship of Kinross. The Board's
         stewardship responsibilities, and as part of           charter is available at www.Kinross.com.
         the overall stewardship responsibility, the
         board should assume responsibility for the
         following matters:

         (a)      adoption of a strategic planning              The Charter of the Board of Directors
                  process and the approval and                  provides that the Board is responsible for
                  review, on at least an annual                 (i) the adoption of a strategic planning
                  basis, of a strategic plan which              process; (ii) the approval and review on an
                  takes into account, among other               annual basis of a strategic plan that takes
                  things, the opportunities and risks           into account business opportunities and
                  of the business;                              business risks, and (iii) monitoring
                                                                performance against the plan.

         (b)      the identification of the principal           The Charter of the Board of Directors
                  risks of the corporation's business           provides that the Board is responsible, with
                  and overseeing the implementation             the assistance of the Audit Committee, to
                  of appropriate systems to manage              identify the principal risks of Kinross'
                  these risks;                                  business and to ensure that appropriate
                                                                systems are in place to manage these risks.
                                                                In addition, these responsibilities are also
                                                                embedded in the Charter of the Audit
                                                                Committee.

                                      -A2-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
         (c)      succession planning, including                The Charters of the Board of Directors and
                  appointing, training and monitoring           the Corporate Governance Committee both
                  senior management and the CEO in              provide that the Board and the Corporate
                  particular;                                   Governance Committee are responsible for the
                                                                selection, appointment, monitoring,
                                                                evaluation and, if necessary, the
                                                                replacement of the Chief Executive Officer.
                                                                During the last fiscal year, the Board has
                                                                adopted an evaluation procedure for the
                                                                Chief Executive Officer, which procedure is
                                                                now used by the Board in the carrying out of
                                                                its annual evaluation process of the Chief
                                                                Executive Officer.

         (d)      communication policies for the                Kinross' Board of Directors has adopted the
                  corporation, which policies should            Kinross Securities Compliance Policy &
                  (i) address how the corporation               Framework which among other procedures,
                  interacts with analysts, investors,           contain comprehensive procedures on Timely
                  other key stakeholders and the                Disclosure of Material Information,
                  public; (ii) contain measures for             Procedures on Selective Disclosure and
                  the corporation to comply with its            Electronic Communications, as well as
                  continuous and timely disclosure              specific Procedures on Mineral Disclosure.
                  obligations and to avoid selective
                  disclosure; and (iii) be reviewed
                  at least annually; and

         (e)      the integrity of the corporation's            Pursuant to the charters of the Board of
                  internal control and management               Directors and the Audit Committee, the Board
                  information systems.                          and the Audit Committee are responsible for
                                                                ensuring the integrity of Kinross' internal
                                                                control and management information systems.
                                                                This responsibility is more predominantly
                                                                carried out by the Audit Committee, which in
                                                                addition is responsible to establish
                                                                procedures for (i) receiving and handling
                                                                complaints received by Kinross regarding
                                                                accounting, internal controls or auditing
                                                                matters and (ii) for employees to submit
                                                                confidential anonymous concerns regarding
                                                                questionable accounting or auditing matters.
                                                                The Audit Committee will also assist the
                                                                Board in ensuring compliance with laws and
                                                                regulations.

                                      -A3-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
(5)      The board of directors of every corporation            As of the date hereof, the Board is composed
         should be constituted with a majority of               of 10 members, 6 of whom are unrelated
         individuals who qualify as unrelated                   directors.
         directors. If the corporation has a
         significant shareholder, in addition to a
         majority of unrelated directors, the board
         should include a number of directors who do
         not have interests in or relationships with
         either the corporation or the significant
         shareholder and which fairly reflects the
         investment in the corporation by
         shareholders other than the significant
         shareholder.

(6)      The application of the definition of                   Based on information provided by directors
         "unrelated director" to the circumstances of           as to their individual circumstances, the
         each individual director should be the                 Board has determined that 4 Board members
         responsibility of the board which is                   are "related" directors, namely, Messrs.
         required to disclose whether the board has a           Buchan, Caldwell, Ditto and Mingay. Messrs.
         majority of unrelated directors or, in the             Buchan and Caldwell in their capacity as
         case of a corporation with a significant               members of management are considered
         shareholder, whether the board is                      "related". Mr. Ditto, by virtue of the fact
         constituted with the appropriate number of             that he was an officer of the Corporation
         directors which are not related to either              within the last 5 years is considered to be
         the corporation or the significant                     "related". Mr. Mingay, who is a partner at
         shareholder. The board is also required to             Cassels Brock & Blackwell LLP, the law firm
         disclose the analysis supporting this                  which acts as legal counsel to the
         conclusion, identify which directors are               Corporation is a related director due to the
         related or unrelated and provide a                     percentage of time he spends in his legal
         description of the business, family, direct            practice on matters relating to the
         and indirect shareholding or other                     Corporation. All other directors are
         relationship between each director and the             considered to be sufficiently independent of
         corporation.                                           management and free of any interest or
                                                                business relationship that may interfere
                                                                with their ability to act with a view to the
                                                                best interest of the Corporation.

(7)      The board of directors of every corporation            The Charter of the Nominating Committee
         should appoint a committee of directors                includes responsibility to identify
         composed solely of non-management directors,           individuals qualified to become board
         a majority of whom are unrelated directors,            members and making recommendations to the
         with the responsibility for proposing to the           full Board for election of director nominees
         full board new nominees to the board and for           to the Board of Directors. The Nominating
         assessing directors on an ongoing basis.               Committee is composed solely of unrelated
                                                                directors.

                                      -A4-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
(8)      Every board of directors should implement a            The Board of Directors and the Nominating
         process to be carried out by the nominating            Committee have the responsibility to
         committee or other appropriate committee for           continuously assess the effectiveness of the
         assessing the effectiveness of the board as            Board and its committees and the
         a whole, the committees of the board and the           contribution of individual directors. As a
         contribution of individual directors.                  result, changes were made last year to the
                                                                composition of the Board and certain
                                                                committees thereof. On a more formal basis,
                                                                Evaluation and Board Member Evaluation Forms
                                                                are distributed to, and completed by, all
                                                                directors annually to assist the Board in
                                                                its self evaluation process.

(9)      Every corporation, as an integral element of           While no formal program is in place, when
         the process for appointing new directors,              new members of the Board are appointed, such
         should provide an orientation and education            individuals meet with management and other
         program for new recruits to the board. In              members of the Board to familiarize
         addition, every corporation should provide             themselves with the business of the
         continuing education for all directors.                Corporation and their responsibilities as
                                                                members of the Board.

(10)     Every board of directors should examine its            Assessment of the composition of the Board
         size and composition and undertake, where              and its effectiveness is the responsibility
         appropriate, a program to establish a board            of the Nominating Committee. As the Board is
         comprised of members who facilitate                    presently constituted, the skills,
         effective decision-making.                             backgrounds and attitudes of the members
                                                                allow for diverse representation while the
                                                                number of members of the Board is small
                                                                enough to allow for effective deliberation.

(11)     A committee of the board of directors                  The Compensation Committee is composed of
         comprised solely of unrelated directors                Messrs. Oliver (Chairman), Huxley and
         should review the adequacy and form of the             Brough, all of whom are unrelated directors.
         compensation of senior management and                  In accordance with its Charter, the
         directors, with such compensation                      Compensation Committee reviews the adequacy
         realistically reflecting the                           and form of compensation of senior
         responsibilities and risks of such                     management, Board members and committee
         positions.                                             members.

                                      -A5-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
(12)     Committees of the board of directors should            All the committees of the Board are
         generally be composed solely of                        comprised exclusively of outside directors.
         non-management directors, a majority of whom           Except for the Corporate Governance
         are unrelated directors.                               Committee and the Environmental and Health
                                                                and Safety Committee, the committees of the
                                                                Board are exclusively constituted of
                                                                unrelated directors. The Corporate
                                                                Governance Committee and the Environmental
                                                                and Health and Safety Committee are,
                                                                however, comprised of a majority of
                                                                unrelated directors.

(13)     Every board of directors should expressly              The Corporate Governance Committee is
         assume responsibility for, or assign to a              responsible for, among other things,
         committee of directors the general                     overseeing and making recommendations to the
         responsibility for, developing the                     Board in developing the approach to the
         corporation's approach to governance issues.           Corporation's corporate governance issues.
         This committee would, among other things, be           The carrying out of this responsibility has
         responsible for the corporation's response             led the Corporate Governance Committee to
         to these governance guidelines.                        develop and the Board of Directors to adopt
                                                                the Kinross Corporate Governance Regime.


(14)     The board of directors, together with the              Pursuant to its Charter, the Board of
         CEO, should develop position descriptions              Directors is responsible for the approval of
         for the board and for the CEO, including the           corporate objectives and goals applicable to
         definition of the limits to management's               senior management. The scope of management's
         responsibilities. In addition, the board               responsibilities and the objectives that the
         should approve or develop the corporate                Chief Executive Officer is expected to
         objectives that the CEO is responsible for             attain are discussed annually by the Board
         meeting and assess the CEO against these               and the Chief Executive Officer and such
         objectives.                                            objectives form the basis for the assessment
                                                                of the Chief Executive Officer every year.

                                      -A6-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------
(15)     Every board of directors should implement              The Board has formally appointed a Chairman
         structures and procedures that ensure that             who is independent from management. As part
         the board can function independently of                of the position description of the
         management. An appropriate structure would             Independent Chairman adopted by the Board,
         be to (i) appoint a chair of the board who             the Chairman has the responsibility, among
         is not a member of management with                     other things, to oversee that the Board
         responsibility to oversee that the board               discharges its responsibilities effectively.
         discharges its responsibilities or (ii)                The Chairman acts as a liaison between the
         assign this responsibility to a                        Board and the Chief Executive Officer. The
         non-management director, sometimes referred            Chairman chairs every Board meeting and
         to as the "lead director". The chair or lead           ensures that the non-management members of
         director should oversee the board in                   the Board can meet on a regular basis
         carrying out its responsibilities                      without management being present.
         effectively which will involve the board
         meeting on a regular basis without
         management present and may involve assigning
         the responsibility for administering the
         board's relationship to management to a
         committee of the board.

(16)     The audit committee should be composed                 The Audit Committee is composed solely of
         solely of unrelated directors. All of the              unrelated directors. All the members of the
         members of the audit committee should be               Committee are financially literate and the
         financially literate and at least one member           Chairman has accounting or related financial
         should have accounting or related financial            experience. The Board has adopted
         experience. Each board shall determine the             definitions for financial literacy and
         definition of and criteria for "financial              accounting or related financial expertise as
         literacy" and "accounting or related                   reflected in the Audit Committee Charter.
         financial experience" and such definitions
         shall form part of the disclosure required             The Audit Committee meets (with and without
         under the TSX Proposal.                                management) with the Auditors and discusses
                                                                with them various aspects of the Committee's
                                                                responsibilities.

                                      -A7-

TSX PROPOSAL                                                    COMMENTS
------------                                                    --------

         The audit committee should have direct                 As required by its Charter, the Audit
         communication channels with the internal and           Committee is responsible to ensure the
         external auditors to discuss and review                adequacy and effectiveness of the
         specific issues as appropriate. The audit              Corporation's internal control. The
         committee duties should include oversight              Committee approves the Corporation's
         responsibility for management reporting on             internal control policy and the Auditors'
         internal control. While it is management's             mandates.
         responsibility to design and implement an
         effective system of internal control, it is
         the responsibility of the audit committee to
         oversee this responsibility.

(17)     The audit committee charter should set out             The Audit Committee Charter includes all of
         explicitly the role and oversight                      these responsibilities and additional. It is
         responsibility of the audit committee with             available on the Corporation's website at
         respect to:                                            www.Kinross.com. The Audit Committee reviews
                                                                and reassesses its Charter annually and make
                                                                recommendations to the Board as to the
                                                                required amendments.

o its relationship with and expectation of the external auditors including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

o        the determination of which non-audit
         services the external auditor is prohibited from providing;

o the engagement, evaluation, remuneration and termination of the external auditor;

o        appropriate funding for payment of the
         auditor's compensation and for any advisors retained by the audit committee;

o its relationship with and expectation of the internal auditor function;

o        its oversight of internal control;

o        disclosure of financial and related
         information; and

                                      -A8-

o any other matters that the audit committee feels are important to its mandate or that the board chooses to delegate to it.

         Even though the audit committee has a
         specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the issuer's financial statements are complete and accurate.

         The audit committee charter should specify that the external auditor is accountable to the board of directors and the audit committee as representatives of shareholders. The board of directors should review and reassess the adequacy of the audit committee charter on at least an annual basis.

(18)     The board of directors should implement a              It is a specific responsibility of the
         system which enables an individual director            Corporate Governance Committee pursuant to
         to engage an external adviser at the expense           its Charter to consider and approve any
         of the company in appropriate circumstances.           requests from directors or committees of
         The engagement of the external advisor                 directors for the engagement of special
         should be subject to the approval of an                external advisers from time to time. Upon
         appropriate committee of the board.                    such requests being made, the Corporate
                                                                Governance Committee makes recommendations
                                                                to the Board as to the appropriate external
                                                                advisers required and the funds of the
                                                                Corporation that should be allocated for
                                                                this purpose.

                                      -A9-